UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

Fortress Biotech, Inc.

FBIO Acquisition, Inc.

(Names of Offerors)

Opus Point Partners, LLC

Opus Point Partners Management, LLC

Lindsay A. Rosenwald, M.D.

Michael S. Weiss

(Names of Filing Persons)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael S. Weiss

Fortress Biotech, Inc.

2 Gansevoort Street, 9th Floor

New York, New York 10014

(781) 652-4500

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark F. McElreath

Alston & Bird LLP

90 Park Avenue, 15th Floor

New York, New York 10016

(212) 210-9400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$40,522,868	$4,081.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 12,432,575 shares of common stock, par value $0.02 per share (the “Shares”), of National Holdings Corporation (“NHLD”) outstanding plus (ii) 36,000 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price (as defined below), multiplied by the offer price of $3.25 per Share (the “Offer Price”). The calculation of the filing fee is based on information provided by NHLD as of August 8, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,081.00	Filing Party: Fortress Biotech, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 12, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

1	NAME OF REPORTING PERSONS Fortress Biotech, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,822,444*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,037,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,822,444*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Pursuant to the Voting Agreements (as defined and described in Item 4 below), FBIO Acquisition, Inc. may be deemed to have beneficial ownership of 784,962 shares of Common Stock (as defined in Item 1 below). The actual number of shares of Common Stock beneficially owned is all shares owned as of the date of the Voting Agreements or thereafter issued to or otherwise acquired or owned by the Supporting Stockholders prior to the termination of the Voting Agreements.
**	Based on 12,440,035 shares of Common Stock reported outstanding as of August 15, 2016 as set forth in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities Exchange Commission on August 15, 2016.

1	NAME OF REPORTING PERSONS FBIO Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,822,444*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,037,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,822,444*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Pursuant to the Voting Agreements (as defined and described in Item 4 below), FBIO Acquisition, Inc. may be deemed to have beneficial ownership of 784,962 shares of Common Stock (as defined in Item 1 below). The actual number of shares of Common Stock beneficially owned is all shares owned as of the date of the Voting Agreements or thereafter issued to or otherwise acquired or owned by the Supporting Stockholders prior to the termination of the Voting Agreements.
**	Based on 12,440,035 shares of Common Stock reported outstanding as of August 15, 2016 as set forth in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities Exchange Commission on August 15, 2016.

1	NAME OF REPORTING PERSONS Opus Point Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 12,440,035 shares of Common Stock reported outstanding as of August 15, 2016 as set forth in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities Exchange Commission on August 15, 2016.

1	NAME OF REPORTING PERSONS Opus Point Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Based on 12,440,035 shares of Common Stock reported outstanding as of August 15, 2016 as set forth in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities Exchange Commission on August 15, 2016.

1	NAME OF REPORTING PERSONS Michael S. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 12,440,035 shares of Common Stock reported outstanding as of August 15, 2016 as set forth in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities Exchange Commission on August 15, 2016.

1	NAME OF REPORTING PERSONS Lindsay A. Rosenwald, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 522,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 522,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 12,440,035 shares of Common Stock reported outstanding as of August 15, 2016 as set forth in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities Exchange Commission on August 15, 2016.

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2016 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to the offer by Fortress Biotech, Inc., a Delaware corporation (“Parent”), and FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.02 per share (“Shares”), of National Holdings Corporation, a Delaware corporation (the “Company”), at a price of $3.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 2 also amends and supplements the initial statement on Schedule 13D, dated May 9, 2016, filed by the Offerors, Opus Point Partners, LLC, Opus Point Partners Management, LLC, Lindsay A. Rosenwald, M.D. and Michael S. Weiss. Except as set forth in this Amendment No. 2, the Schedule 13D is unmodified.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, and the Offer was not extended. Parent was advised by the Depositary that, as of the expiration of the Offer, a total of 7,037,482 Shares had been validly tendered and not withdrawn from the Offer, representing approximately 56% of the aggregate number of Shares then issued and outstanding.

All conditions to the Offer having been satisfied, Acquisition Sub has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer.

The number of Shares tendered pursuant to the Offer does not satisfy the Merger Condition. Therefore, Parent and Acquisition Sub will not consummate the Merger, and the Company will remain a publicly-traded company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2016

FORTRESS BIOTECH, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	CEO and President

FBIO ACQUISITION, INC.

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	CEO and President

OPUS POINT PARTNERS, LLC

By:	OPUS POINT PARTNERS
MANAGEMENT, LLC

By:	/s/ Michael S. Weiss
Name:	Michael S. Weiss
Title:	Manager

OPUS POINT PARTNERS MANAGEMENT, LLC

By:	/s/ Michael S. Weiss
Name:	Michael S. Weiss
Title:	Manager

/s/ Michael S. Weiss
Michael S. Weiss

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.